UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2

TO

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Monster Digital, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK

(Title of Class of Securities)

(CUSIP Number of Common Stock Underlying Warrants)

Mr. David Olert, Chief Financial Officer
Monster Digital, Inc.
2655 First Street, Suite 250
Simi Valley, California 93065
(805) 915-4775

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copy to:

Thomas J. Poletti, Esq.
Manatt, Phelps & Phillips, LLP
695 Town Center Drive, 14th Floor
Costa Mesa, CA 92626
(714) 371-2500

CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)(2)
$1,284,863	$159.97

(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction is an offer to amend and exercise warrants held by holders of record as of September 19, 2017 to purchase 2,025,000 shares of the Company’s common stock at an exercise price of $5.625 per share issued to investors in the Company’s initial public offering which closing occurred in July 2016 (the “Original Warrants”). The shares of common stock underlying the Original Warrants are known as the “Warrant Shares”.

The transaction value is calculated pursuant to Rule 0-11 using $0.6345 per share of common stock, which represents the average of the high and low sales price of the common stock on October 10, 2017.

(2)	Calculated by multiplying the transaction value by .0001245.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $231.21 Form or Registration Number: 5-90111	Filing Party: Monster Digital, Inc. Date Filed: September 25, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: ☒

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the federal securities laws.

If applicable, check the appropriate box(es) below to designate the appropriate note provision(s):

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 13, 2017 and Amendment No. 1 thereto filed on November 16, 2017  (together the “Schedule TO”), relating to an offer by Monster Digital, Inc. (the “Company”) to amend warrants to purchase an aggregate of 2,025,000 shares of the Company’s common stock at an exercise price of $5.625 per share issued to investors in the Company’s initial public offering which closing occurred in July 2016.

Pursuant to Rule 12b-15 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 2 amends and restates only the items of the Schedule TO that are being amended and restated hereby, and unaffected items and exhibits in the Schedule TO are not included herein. This Amendment No. 2 should be read in conjunction with the Schedule TO and the related Offering Materials, as the same may be further amended or supplemented hereafter and filed with the SEC.

Item 4.	TERMS OF THE TRANSACTION

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following:

The Offer to Amend and Exercise expired at 5:00 p.m. Pacific time (9:00 p.m. Eastern time) on November 24, 2017. Pursuant to the Offer to Amend and Exercise, an aggregate of 1,063,978 Original Warrants were tendered by their holders and were amended and exercised in connection therewith for gross proceeds to the Company of $478,790. Such tendered Original Warrants represent approximately 53% of the Company’s outstanding Original Warrants as of November 24, 2017.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONSTER DIGITAL, INC.

By:	/s/ David H. Clarke
Name:	David H. Clarke
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: November 28, 2017